FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: November 2, 2004                                                   By :    /s/David Patterson/s/
                                                                        Title:     CEO

DONNE INERALS LTD.RM

                                                                                           Number: 014-04
Dated: November 2, 2004                   TSX Venture Exchange Symbol: DML
                               Frankfurt Stock Exchange Symbol: DNL

RAINBOW RESULTS, NEW GROUND STAKED

VANCOUVER (November 2, 2004) – Harvey Keats, President of Donner Minerals Ltd., provides results for the recently completed 2004 exploration program on the Rainbow Project, located in Nunavut.

A total of 1,012 metres of NQ drilling in six holes were drilled during the 2004 program. Four holes intersected disseminated magmatic sulphides with nickel grades less than 0.5%.

One hole, RB-04 intersected 13.10 grams/tonne gold over 2.14 metres, including 24.20 grams/tonne gold over 1.00 metre, associated with 10 – 15% sulphide stringers and silicifiction at the base of a mafic volcanic unit. Attached to this news release is a table with details of the holes drilled in the 2004 program.

Regional surface sampling in follow-up of the GeoTEM survey returned the following results for both gold and nickel.
One semi-massive sulphide boulder was collected in the vicinity of a sulphide iron formation and area of quartz veining at UTM coordinates 6801599N and 507577E. The boulder assayed 1.35 grams/tonne gold.

One sample from oxide iron formation in outcrop, with minor pyrite and pyrrhotite mineralization, was collected near the contact with an ultramafic volcanic unit. The sample, located at UTM coordinates 6800828N 508014E, assayed 3.39 grams/tonne gold.

One sample of oxide iron formation in outcrop, with fine dark bands of magnetite, trace sulphide and minor biotite, chlorite and quartz, was collected 17 kilometres northeast of the original Rainbow claims. The sample, located at UTM coordinates 6814487N and 532212E, assayed 26.5 grams/tonne gold. A geological field duplicate sample assayed 18.25 grams/tonne gold.

Fifteen boulder samples were taken from the Rainbow Main Zone area, the site of previously discovered anomalous nickel grade boulders and outcrop, centered around UTM 506235mE, 6801461mN. Five massive sulphide samples assayed from 1.93% to 2.23% nickel, 0.25% to 0.27% copper and 30.1% to 37.4% sulphur. Ten disseminated to net textured sulphide samples assayed from 0.38% to 0.67% nickel, 0.08% to 0.10% copper and 5.54% to 9.71% sulphur.

The Company and Falconbridge Limited have recently staked 15 contiguous claim blocks totalling approximately 145 square kilometres adjacent to the original Rainbow claims as a result of the gold values in drill core and surface samples described above. The new claims cover the oxide iron formation described above as well as other potential target areas. There has been sporadic exploration for gold in the area over the past 50 years and there is evidence of some historical drilling near the oxide iron formation outcrop covered by the new claims.

The Company and Falconbridge are currently reviewing all of the data on the Rainbow Project before a decision is made with respect to conducting further nickel exploration on the Property. All available regional data will be reviewed in order to formulate a gold exploration plan.

Pursuant to an Option and Joint Venture Agreement dated June 18, 2004, the Company has the right to earn a 50% interest in the Rainbow Project from Falconbridge Limited.

Readers of this news release are cautioned that the attachment includes a description of core length and not of true widths, although the core lengths are interpreted to be approximately equal to the true widths.

Falconbridge Limited is the operator of the Rainbow Project and is responsible for the sampling and submittal of samples for assay. Assaying of 2004 samples reported in this news release was carried out and certified by ALS Chemex of Vancouver, BC. Nickel, copper and cobalt were determined by atomic absorption spectometry and platinum, palladium and gold were determined by lead fire assay, inductive-coupled plasma source and atomic absorption finish. Sulphur was determined by a leuco furnace method. Gold samples were fire assayed with a gravimetric finish. Nic Fenner is the Falconbridge Qualified Person and Kerry Sparkes is the Qualified Person responsible for this new release.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

“Harvey Keats”
President

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's registration statement on Form 20-F filing with the United States Securities and its home jurisdiction filings that are available at www.sedar.com.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
157 Alexander Street, 3rd Floor, Vancouver, V6A 1B8, British Columbia Canada
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com

Rainbow Project 2004 Diamond Drill Results

Hole Number	UTM Location NAD 83 Zone 14	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	Au (g/t)	S %

RB04-01	6801432N 506275E	-50° / 360	50.00	50.30	0.30	0.43	0.01	0.02	*	0.04	0.00	1.49

RB04-02	6801389N 506108E	-50° / 360	29.90	40.00	10.10	0.43	0.05	0.02	0.04	0.07	0.03	5.33
Incl.			29.9	30.4	0.5	0.79	0.08	0.04	0.03	0.06	0.04	9.93

RB04-03	6801231N 505404E	-60° / 360	19.75	28.00	8.25	0.33	0.02	0.01	0.03	0.04	0.00	1.75
Incl.			10	11	1	0.35	0.02	0.01	0.03	0.04	0.01	2.18
			16.5	17	0.5	0.34	0.02	0.01	0.02	0.03	0.00	2.12
			21.00	22.50	1.50	0.46	0.05	0.02	0.04	0.08	0.00	3.21

RB04-04	6800855N 505308E	-60° / 360	47.86	50.00	2.14						13.10	4.73
Incl.			47.86	49	1.14	0.01	0.01	0.003	0.006	0.002	3.36	1.97
			49	50	1	0.02	0.02	0.005	0.012	0	24.2	7.88

RB04-05	6801347N 506317E	-60° / 9	97.32	97.48	0.16	0.26	0.40	0.04	0.01	0.01	0.00	31.40

RB04-06	6801375N 506200E	-50° / 360	60.23	61.76	1.53	0.41	0.04	0.02	0.03	0.05	0.01	3.63

Attachment to Donner Minerals Ltd. news release dated November 2, 2004 – Page 1 of 1